Exhibit 99.1

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

OVERSEAS REGULATORY ANNOUNCEMENT

FIRST QUARTERLY REPORT FOR 2012

In accordance with the requirement of the China Securities Regulatory Commission (“CSRC”), Guangshen Railway Company Limited (the “Company”) is required to issue the First Quarterly Report.

The financial information set out in this quarterly report has not been audited, and has been prepared in accordance with the PRC Accounting Standards.

This announcement is made in accordance with Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1	The Board of Directors, the Supervisory Committee, Directors, Supervisors and senior management of the Company warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this report, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2	All Directors of the Company attended the meeting of the Board.

1.3	The first quarterly financial report of the Company has not been audited.

1.4	Mr. Li Wenxin, Chairman of the Company, Mr. Shen Yi, General Manager, Mr. Tang Xiangdong, Chief Accountant and Mr. Lin Wensheng, Head of Finance Department hereby declare that the authenticity and completeness of the financial statements contained in this quarterly report are warranted.

2.	BASIC INFORMATION OF THE COMPANY

2.1	Principal accounting data and financial indicators

Unit: ¥    Currency: RMB

	At the end of this reporting period	At the end of last year	Increase/ decrease compared with the end of last year (%)
Total assets	32,260,269,779	32,207,348,156	0.16
Shareholders’ equity (excluding minority interests)	25,636,846,156	25,334,606,729	1.19
Net assets per share attributable to shareholders of listed company (¥/share)	3.62	3.58	1.12

	From the beginning of the year to the end of the reporting period	Increase/decrease compared with the same period of last year (%)
Net cash flow from operating activities	538,787,214	(27.88)
Net cash flow from operating activities per share (¥/share)	0.08	(27.27)

	Reporting period	From the beginning of the year to the end of the reporting period	Increase/decrease compared with the same period of last year (%)
Net profits attributable to shareholders of listed company	302,239,427	302,239,427	(27.83)
Basic earnings per share (¥/share)	0.043	0.043	(27.12)
Basic earnings per share after extraordinary gain or loss (¥/share)	0.043	0.043	(27.12)
Diluted earnings per share (¥/share)	0.043	0.043	(27.12)
Weighted average return on net assets (%)	1.19	1.19	0.53% decrease
Weighted average return on net assets after extraordinary gain or loss (%)	1.19	1.19	0.52% decrease

Extraordinary gain or loss items	Amount
(1) Net loss on disposal of non-current assets	(16,170)
(2) Government grants included in profit or loss for the period	779,850
(3) Other non-operating income and expenses, net, other than the items above	(1,728,171)
(4) Effect of income tax	(181,427)
(5) Effect of minority interests (after tax)	(4,228)

Total	(1,150,146)

Note: Extraordinary loss is expressed in negative figures.

2.2	Total number of shareholders and top ten shareholders holding shares without selling restrictions at the end of the reporting period

Unit: Share

Total number of shareholders at the end of the reporting period (Number)	371,673 (371,132 holders of A shares and 541 holders of H shares).

Top ten circulating shareholders holding shares without selling restrictions

Name of shareholders (Full name)	Number of circulating shares held without selling restrictions at the end of the reporting period	Class of shares
Guangzhou Railway (Group) Company	2,629,451,300	A shares
HKSCC NOMINEES LIMITED (Note)	1,379,998,831	H shares
China Construction Bank — Huaan Hongli Stock Securities Investment Fund	114,199,990	A shares
Bank of China — Harvest Theme Selected Mixed Securities Investment Fund	60,834,668	A shares
ICBC — Huaan Small Medium Cap Growth Stock Securities Investment Fund	57,958,872	A shares
Taiyuan Iron & Steel (Group) Co., Ltd.	50,776,147	A shares
China Construction Bank — Huaxia Dividend Mixed Open Securities Investment Fund	44,508,944	A shares
Bank of Communications — Haifutong Selected Securities Investment Fund	36,510,618	A shares
China Life Insurance Company Limited — Traditional — General Insurance Products — 008C — CT001 Shanghai	34,337,335	A shares
Bank of Communications — Anshun Securities Investment Fund	33,199,900	A shares

Note:	1,379,998,831 H shares of the Company, which accounts for 96.42% of the total number of H share capital in issue of the Company, were held by HKSCC NOMINEES LIMITED in the capacity of various clients.

3.	SIGNIFICANT EVENTS

3.1	Significant changes of key accounting items and financial indicators and reasons for changes

✓  Applicable     ☐  Not applicable

Unit: ¥    Currency: RMB

Balance sheet items	Item	31 March 2012	31 December 2011	% change	Major reason analysis

(1)	Prepayments	90,908,269	25,016,472	263.39	Increase in prepayments for materials procurement.

(2)	Interests payable	48,802,226	6,889,726	608.33	Increase in provided but unpaid bond interests payable.

Statement of profit items	Item	January to March 2012	January to March 2011	% change	Major reason analysis

(1)	Finance costs — net	(5,711,598)	(35,203,268)	(83.78)	Increase in interest income on bank deposits.

(2)	Gains from investment	2,371,715	406,700	483.16	Increase in profits of an associate.

(3)	Non-operating income	804,239	3,275,562	(75.45)	Recovery of receivables written-off in the same period of last year.

(4)	Non-operating expenses	(1,768,730)	(881,839)	100.57	Expenses not related to operating activities incurred at times different from last year.

(5)	Profit or loss of minority shareholders	(604,737)	(1,028,077)	(41.18)	Increase in loss of subsidiaries.

Cash flow statement items	Item	January to March 2012	January to March 2011	% change	Major reason analysis

(1)	Cash received relating to other operating activities	16,236,309	23,240,848	(30.14)	Decrease in deposits of payments and other deposits received.

(2)	Cash paid relating to other operating activities	(51,398,570)	(28,992,370)	77.28	Increase in deposits, imprests and other amounts paid.

(3)	Cash received relating to other investment activities	18,975,000	600,000,000	(96.84)	Recovery of fixed bank deposits of over three months expired in the same period of last year.

(4)	Cash paid to acquire or construct fixed assets, intangible assets and other long-term assets	(343,337,915)	(226,392,750)	51.66	Increase in amounts paid to acquire fixed assets and other long-term assets.

3.2	Progress and impact of significant events and analysis and explanations for solutions

☐  Applicable     ✓  Not applicable

3.3	Status of fulfillment of commitments undertaken by the Company, shareholders and actual controller

✓  Applicable     ☐  Not applicable

(1)	The largest shareholder of the Company, Guangzhou Railway (Group) Company, has undertaken that: A. within coverage of railway lines operated by the Company, Guangzhou Railway (Group) Company and any of its members will not engage directly or indirectly in any way in any railway transportation and other related businesses that compete with the Company; B. in the course of business relationship with the Company, Guangzhou Railway (Group) Company will minimise undergoing connected transaction with the Company, and in case of unavoidable connected transactions, Guangzhou Railway (Group) Company will conduct the transactions in the principles of openness, impartiality and fairness without abusing its position as a substantial shareholder to impair the interests of the Company.

(2)	The shareholder holding shares with selling restrictions of the Company, Account No. 2 of the National Council for Social Security Fund, has undertaken that: in respect of the obligations of Guangzhou Railway (Group) Company on the transfer of 274,798,700 shares of the Company, the National Council for Social Security Fund will extend the lock-up period by three years (that is, holding the shares till 22 December 2012) under the relevant requirements subsequent to and on the basis of the legal and voluntary lock-up period of Guangzhou Railway (Group) Company.

During the reporting period, the above undertakings were regularly performed without the existence of breach.

3.4	Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over same period of last year

☐ Applicable ✓ Not applicable

3.5	Implementation of cash dividend policy during the reporting period

On 27 March 2012, the Company held the sixth meeting of the Sixth Session of the Board of Directors, at which the profit distribution proposal of the Company for 2011 was reviewed and passed. The Company proposed payment of a cash dividend of RMB1.00 (including tax) for every 10 shares to all shareholders based on the total share capital of 7,083,537,000 shares on 31 December 2011, totaling RMB708,353,700. The proposal is subject to review and approval at the Annual General Meeting of 2011 of the Company.

Guangshen Railway Company Limited

Legal representative: Li Wenxin

26 April 2012

4.	APPENDIX

4.1 Combined and Company Balance Sheet

31 March 2012

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB

	Combined		Company
	31 March 2012	31 December 2011	31 March 2012	31 December 2011
Assets	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Current assets:
Bank balances and cash	5,267,093,872	5,052,756,901	5,244,582,663	5,030,991,781
Trade receivables	688,925,548	613,999,414	682,825,673	611,046,155
Prepayments	90,908,269	25,016,472	89,596,378	24,164,578
Interests receivable	44,027,840	34,421,839	43,973,590	34,421,839
Dividends receivable	246,232	246,232	12,767,159	12,859,527
Other receivables	82,347,341	84,752,069	111,068,503	106,737,816
Inventories	325,504,944	330,735,914	318,787,636	323,913,839

Total current assets	6,499,054,046	6,141,928,841	6,503,601,602	6,144,135,535

Non-current assets:
Long-term receivables	34,665,540	34,107,905	34,665,540	34,107,905
Long-term equity investment	182,117,929	179,746,214	260,674,044	258,302,329
Fixed assets	23,662,423,628	23,978,332,395	23,581,993,708	23,896,782,890
Consturction-in-progress	926,322,592	911,962,483	926,322,592	911,962,483
Intangible assets	548,461,563	553,150,736	516,852,662	521,295,173
Goodwill	281,254,606	281,254,606	281,254,606	281,254,606
Long-term fees to be amortized	1,846,771	1,800,204	1,837,448	1,789,344
Deferred income tax assets	105,749,226	108,078,842	104,329,326	106,658,942
Other non-current assets	18,373,878	16,985,930	18,373,878	16,985,930
Total non-current assets	25,761,215,733	26,065,419,315	25,726,303,804	26,029,139,602

Total assets	32,260,269,779	32,207,348,156	32,229,905,406	32,173,275,137

Chairman: Li Wenxin General Manager: Shen Yi Chief Accountant: Tang Xiangdong Head of Finance

Department: Lin Wensheng

4.1 Combined and Company Balance Sheet (continued)

31 March 2012

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB

Liabilities and Shareholders’ equity	Combined		Company
	31 March 2012	31 December 2011	31 March 2012	31 December 2011
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Current liabilities:
Trade payables	1,687,971,478	1,878,869,958	1,677,610,102	1,868,581,592
Prepayments	87,551,846	108,329,233	86,455,698	106,897,059
Staff remuneration payable	331,741,794	342,224,556	323,138,631	332,507,475
Tax payable	434,307,857	483,660,798	428,990,829	478,121,725
Interests payable	48,802,226	6,889,726	48,802,226	6,889,726
Dividends payable	25,149	25,151	25,149	25,151
Other payables	405,289,443	425,349,728	461,794,368	477,456,620

Total current liabilities	2,995,689,793	3,245,349,150	3,026,817,003	3,270,479,348

Non-current liabilities:
Bonds payable	3,480,294,444	3,478,568,304	3,480,294,444	3,478,568,304
Other non-current liabilities	95,242,264	96,022,114	95,242,264	96,022,114
Total non-current liabilities	3,575,536,708	3,574,590,418	3,575,536,708	3,574,590,418

Total liabilities	6,571,226,501	6,819,939,568	6,602,353,711	6,845,069,766

Shareholders’ equity:
Share capital	7,083,537,000	7,083,537,000	7,083,537,000	7,083,537,000
Capital reserves	11,564,580,548	11,564,580,548	11,564,461,609	11,564,461,609
Surplus reserves	2,269,094,527	2,269,094,527	2,269,094,527	2,269,094,527
Retain earnings	4,719,634,081	4,417,394,654	4,710,458,559	4,411,112,235
Total equity attributable to shareholders of the parent	25,636,846,156	25,334,606,729	25,627,551,695	25,328,205,371
Minority interests	52,197,122	52,801,859	—	—
Total shareholders’ equity	25,689,043,278	25,387,408,588	25,627,551,695	25,328,205,371

Total liabilities and shareholders’ equity	32,260,269,779	32,207,348,156	32,229,905,406	32,173,275,137

Chairman: Li Wenxin General Manager: Shen Yi Chief Accountant: Tang Xiangdong Head of Finance

Department: Lin Wensheng

4.2 Combined and Company Statement of Profit

January to March 2012

Prepared by: Guangshen Railway Company Limited    Audit type: Unaudited    Unit: ¥    Currency: RMB

Items	Combined		Company
	January to March 2012	January to March 2011	January to March 2012	January to March 2011
I. Revenues from operation	3,461,968,636	3,411,055,120	3,373,025,070	3,328,147,845
Less: Operating costs	(2,721,770,059)	(2,529,509,867)	(2,658,348,307)	(2,471,907,023)
Operating tax and surcharges	(92,118,497)	(89,799,278)	(88,060,065)	(86,124,245)
Management expenses	(241,205,851)	(208,936,011)	(223,078,470)	(191,228,388)
Financial costs — net	(5,711,598)	(35,203,268)	(5,839,190)	(35,290,244)
Assets impairment losses	—	(110,000)	—	(110,000)
Add: Gains from investments	2,371,715	406,700	2,371,715	406,700
Include: Gains from investments in associates	2,371,715	406,700	2,371,715	406,700
II. Profit from operation	403,534,346	547,903,396	400,070,753	543,894,645
Add: Non-operating income	804,239	3,275,562	790,511	3,258,669
Less: Non-operating expenses	(1,768,730)	(881,839)	(1,732,832)	(881,648)
Include: Loss on disposal of non-current assets	(37,327)	(32,173)	(32,272)	(32,173)
III. Gross profit	402,569,855	550,297,119	399,128,432	546,271,666
Less: Income tax expenses	(100,935,165)	(132,516,469)	(99,782,108)	(131,644,293)
IV. Net profit	301,634,690	417,780,650	299,346,324	414,627,373
Net profit attributable to shareholders of the parent	302,239,427	418,808,727	—	—
Profit or loss of minority shareholders	(604,737)	(1,028,077)	—	—
V. Earnings per share
(1) Basic earnings per share	0.043	0.059	N/A	N/A
(2) Diluted earnings per share	0.043	0.059	N/A	N/A
VI. Other comprehensive income	—	—	—	—
VII. Total comprehensive income	301,634,690	417,780,650	299,346,324	414,627,373
Total comprehensive income attributable to shareholders of the parent	302,239,427	418,808,727	—	—

Total comprehensive income attributable to minority shareholders	(604,737)	(1,028,077)	—	—

Chairman: Li Wenxin General Manager: Shen Yi Chief Accountant: Tang Xiangdong Head of Finance

Department: Lin Wensheng

4.3 Combined and Company Cash Flow Statement

January to March 2012

Prepared by: Guangshen Railway Company Limited    Audit type: Unaudited    Unit: ¥    Currency: RMB

Items	Combined		Company
	January to March 2012	January to March 2011	January to March 2012	January to March 2011
I. Cash flows from operating activities
Cash received from sales of goods or rendering of services	2,505,937,149	2,648,117,362	2,420,476,226	2,564,528,120
Cash received relating to other operating activities	16,236,309	23,240,848	11,433,865	29,110,484
Sub-total of cash inflows from operating activities	2,522,173,458	2,671,358,210	2,431,910,091	2,593,638,604

Cash paid for goods purchased and services accepted	(768,710,803)	(967,765,255)	(730,981,254)	(918,513,164)
Cash paid to and on behalf of employees	(922,571,341)	(713,586,620)	(881,589,484)	(691,719,986)
Tax paid	(240,705,530)	(213,915,803)	(234,987,360)	(208,957,736)
Cash paid relating to other operating activities	(51,398,570)	(28,992,370)	(46,305,491)	(28,529,379)
Sub-total of cash outflows from operating activities	(1,983,386,244)	(1,924,260,048)	(1,893,863,589)	(1,847,720,265)

Net cash flows from operating activities	538,787,214	747,098,162	538,046,502	745,918,339

II. Cash flows from investing activities
Cash received from gains from investments	—	—	—	3,534,841
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	12,674	504	12,674	504
Other cash received relating to investment activities	18,975,000	600,000,000	18,975,000	600,000,000
Sub-total of cash inflows from investing activities	18,987,674	600,000,504	18,987,674	603,535,345

Cash paid to acquire or construct fixed assets, intangible assets and other long-term assets	(343,337,915)	(226,392,750)	(343,343,292)	(225,185,049)
Sub-total of cash outflows from investing activities	(343,337,915)	(226,392,750)	(343,343,292)	(225,185,049)

Net cash flows from investing activities	(324,350,241)	373,607,754	(324,355,618)	378,350,296

Items	Combined		Company
	January to March 2012	January to March 2011	January to March 2012	January to March 2011
III. Cash flows from financing activities
Cash paid relating to other financing activities	(100,002)	—	(100,002)	—
Sub-total of cash outflows from financing activities	(100,002)	—	(100,002)	—

Net cash flows from financing activities	(100,002)	—	(100,002)	—

IV. Effect of foreign exchange rate changes on cash and cash equivalents	—	—	—	—
V. Net increase in cash and cash equivalents	214,336,971	1,120,705,916	213,590,882	1,124,268,635
Add: Balance of cash and cash equivalents at the beginning of the period	1,366,756,901	2,659,058,240	1,350,991,781	2,639,679,679
VI. Balance of cash and cash equivalents at the end of the period	1,581,093,872	3,779,764,156	1,564,582,663	3,763,948,314

Chairman: Li Wenxin General Manager: Shen Yi Chief Accountant: Tang Xiangdong Head of Finance

Department: Lin Wensheng

4.4	Audit Report

☐  Applicable    ✓  Not applicable